Exhibit 99.3
Fresnillo plc intends to acquire MAG Silver
December 1, 2008 — Toronto, London, Mexico City: Fresnillo plc, the world’s largest primary silver producer, announces that Fresbal Investments Ltd. (“Fresbal”), a subsidiary of Fresnillo plc, today informed MAG Silver Corp. (TSX: MAG, AMEX: MVG) (“MAG Silver”) that Fresbal intends to make a formal offer to MAG Silver shareholders for all of the outstanding common shares of MAG Silver not owned by Fresnillo plc. and its affiliates for US$4.54 per share in cash. Fresnillo plc. and its affiliates currently own approximately 19.8% of the outstanding common shares of MAG Silver.
The offer price represents a 12.38% premium to the 20 day volume weighted average trading price of MAG Silver shares on the American Stock Exchange for the period ending November 28, 2008.
Pursuant to applicable Canadian law, a formal independent valuation is required to be obtained by MAG Silver prior to mailing the offer to MAG Silver shareholders. Fresbal has requested in writing that MAG Silver retain a valuator to complete such valuation. Fresbal intends to mail its takeover bid circular to MAG Silver shareholders as soon as practicable upon receipt of the completed valuation.
Fresbal does not intend to amend the offer price based on future discussions with MAG Silver or based upon the results of the valuation.
Fresbal will have sufficient funds available and the closing of the offer will not be conditioned on obtaining financing. This will not preclude Fresbal from obtaining financing from third parties.
The offer will be subject to customary conditions, such as a minimum tender and the waiver of MAG’s Shareholders Rights Plan. If the Offer is completed, Fresbal intends to acquire any remaining common shares not owned by it or its affiliates at the price per common share paid in the offer by means of the applicable statutory second step transaction. Details of the terms and conditions of the offer will be provided in Fresbal’s takeover bid circular, when filed.
On November 13, Macquarie Capital Markets Canada Ltd., acting as advisor to the Special Committee of MAG Silver, outlined a conceptual transaction involving MAG Silver’s interest in the Juanicipio project to Fresnillo’s financial advisors, Scotia Capital. After considering the merits of this proposal, Fresnillo concluded that the proposal did not address its interests. Fresnillo has informed MAG Silver of this conclusion.
Pursuant to the requirements of applicable Canadian and United States securities laws, Fresnillo will update its previous early warning report dated October 8, 2008 filed with the Canadian provincial securities authorities and amend the Schedule 13D on file with the United States Securities and Exchange Commission to reflect Fresbal’s intention to make the offer.

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. MAG shareholders and other interested parties are urged to read Fresbal Investments Ltd’s takeover bid circular and other relevant documents filed with the applicable Canadian and United States securities authorities when they become available.
Cautionary Information Regarding Forward-Looking Statements
Statements about the intentions of Fresnillo and Fresbal Investments Ltd. and the expected effects, timing and completion of the proposed transaction and all other statements in this release other than historical facts constitute forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. The statements are based upon Fresnillo Plc.’s current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements, including, among other things, whether the conditions to the offer will be satisfied, general economic factors, business and capital market conditions, general industry trends, changes in tax law requirements and government regulation. There can be no assurances that any transaction will be consummated. Fresnillo Plc. disclaims any obligation to update or revise the information in this news release based on new information or otherwise, unless otherwise required by law.
For information about Mag Silver please visit www.magsilver.com.
For further information about Fresnillo plc please visit www.fresnilloplc.com or contact:
Fresnillo plc
London Office
Octavio Alvidrez, Head of Investor Relations Tel: +44(0)20 7399 2470
Mexico City Office
Gabriela Mayor Tel: +52555 279 3203
Brunswick Tel: +44(0)20 7404 5959
Patrick Handley
Carole Cable

The following letter was delivered to MAG Silver Corp. by Fresbal Investment Ltd. on December 1, 2008:
“December 1, 2008
Dan MacInnis
President and CEO
MAG Silver Corp
Dear Dan,
Fresbal Investments Ltd., a subsidiary of Fresnillo Plc. intends to make a formal offer for all of the outstanding shares of MAG Silver Corp not owned by Fresnillo or its affiliates for US$4.54 per share in cash. The offer will provide MAG shareholders with a liquidity option and the price represents a 12.38% premium to the 20 day volume weighted average trading price of MAG Silver shares on the American Stock Exchange for the period ending November 28, 2008.
Fresbal will have sufficient funds available and the closing of the offer will not be conditioned on obtaining financing. This will not preclude Fresbal from obtaining financing from third parties. The offer will be subject to customary conditions, such as a minimum tender and the waiver of MAG’s Shareholders Rights Plan.
Multi-Lateral Instrument 61-101 requires an independent valuation prior to mailing this offer to MAG shareholders. Pursuant to section 2.3 of MI 61-101, we are formally requesting that an independent committee of MAG’s board of directors retain a valuator and supervise the preparation of a valuation in a timely manner.
Based on your press release dated October 15, 2008, we understand that MAG has created an independent committee of directors, which has been considering MAG’s strategic alternatives, and retained financial advisors and legal counsel, which should help to expedite this request. Our advisors have informed us that we should reasonably expect the valuation to be completed within 30 days.
The best interests of the shareholders of MAG will be met by providing the valuation as soon as possible, as Fresbal intends to mail its formal takeover bid circular to MAG shareholders as soon as practicable upon receipt of the completed valuation.
We have given considerable thought to the price that we are prepared to offer for the MAG shares and have no intention of amending the price based on discussions with MAG or based upon the results of the formal valuation. That said, we would be happy to discuss the timing and logistics of the bid process with you at your earliest convenience, so as to ensure that MAG shareholders may receive this liquidity option in the most timely manner.
Sincerely,
Fresbal Investments Ltd.
/s/ Jaime Lomelín

Jaime Lomelín
CEO”